SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 4, 2003

STET Hellas Telecommunications S.A.
(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.
(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit Index
Signature

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated 4 March 2003 announcing 2002 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

4 March 2003

STET Hellas Telecommunications S.A.

By:	/s/ Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release dated 4 March 2003 announcing 2002 Financial Results

STET Hellas Telecommunications SA

STET HELLAS 2002 FINANCIAL RESULTS
TOTAL REVENUES INCREASED 31.8%
EBITDA IMPROVES 31.1%
NET INCOME UP 113.3%
PROPOSED DIVIDENDS OF €0.10 PER SHARE
POSITIVE FREE CASH FLOW OF € 88.1 MILLION

ATHENS, March 4, 2003 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced strong top-line growth and profitability improvement in 2002. EBITDA improved by 31.1% reaching 34.6% of service revenues — or 33.4% of total revenues — while net income more than doubled year-on-year gaining 113.3% to reach € 76.4 million.

Service revenues increased by 32.0% to € 666.5 million, representing 96.5% of total revenues. Total revenues reached € 690.3 million, up from € 523.8 million in 2001.

The increase in revenues was mainly driven by:

–	continued strong improvement in outgoing traffic revenues that were positively affected by a 29.2% year-on-year increase in average outgoing traffic, as a result of a greater portion of high-end, high-yielding subscribers in our customer base.

–	revenues from mobile-to-mobile interconnection charges.

Data revenues increased by 21.8% year-on-year, representing approximately 12% of service revenues mainly due to increasing SMS usage, averaging 27.1 SMS per month per customer in 2002, an increase of 3.8% from 2001.

Cost of sales and services provided was € 252.8 million for the year, representing 37.9% of service revenues in 2002, compared to last year’s level of 38.7%.

EBITDA (operating profit before depreciation & amortization) for the period improved by 31.1% year-on-year to € 230.8 million.

The EBITDA margin on total revenues stabilized at 33.4%, versus 33.6% in 2001. When adjusted to exclude the effect of the introduction of mobile-to-mobile interconnection, the EBITDA margin increases to 36.5% on total revenues, or 37.9% on service revenues.

Selling, General and Administrative expenses were € 298.3 million in 2002, compared to € 235.0 million last year. SG&A expenses represented 44.8% of service revenues in the period, compared to 46.5% in 2001.

Operating income for the period grew by 53.1% to € 134.3 million, from € 87.7 million in 2001. Operating income as a proportion of service revenues increased to 20.1% in the year, up from 17.4% in 2001.

The company’s earnings before taxes increased by 68.5% year-on-year to € 119.8 million, representing 18.0% of service revenues compared with 14.1% in 2001.

Net income for the full year 2002 reached € 76.4 million, up 113.3% year-on-year. Net income as a percentage of service revenues increased to 11.5% versus 7.1% in 2001.

The Board of Directors has proposed dividend of € 0.10 per share to be approved by the Annual General Assembly.

STET Hellas Telecommunications SA	Page 1 of 7	2002 Financial Results

“STET Hellas successfully executed its new strategy over the past year, delivering strong operational and financial performance. Not only did we achieve sound customer growth with a higher-quality customer mix, but we also delivered robust top-line growth, substantial profitability enhancement, in addition to free cash flow generation and improved capital structure,” stated Mr. Nikolaos Varsakis, Chief Executive Officer of STET Hellas. “For this momentum to prevail, we will continue our focus on long-term profitability improvement through innovation, solidified corporate branding, strengthened distribution network and further infrastructure investments.”

Total minutes of use increased by 34.6% during 2002 to 2,120 million minutes, compared to 1,572 million minutes a year earlier. The average monthly traffic per customer (AMOU) grew to 78 minutes during the year, compared with 70 minutes in 2001. Contract average traffic increased by 13.5% to 160 minutes.

Blended ARPU for the year increased to € 24.4, up 8.3%, versus € 22.5 in 2001. Improved quality of the customer base — through strategic focus on high value customers — higher outgoing traffic revenues and the introduction of mobile-to-mobile interconnection, were the main drivers of ARPU growth seen in 2002. Contract ARPU increased by 7.5% reaching € 43.9, versus € 40.8 in 2001.

Average customer acquisition cost — including handset subsidies — decreased to € 76.2, down 1.7% year-on-year. Total customer acquisition cost represented 10.8% of service revenues in 2002, decreasing by 4.4 percentage points.

Cash flow from operations increased by 45.4% to € 193.4 million in 2002, fully financing capital expenditures of € 105.3 million, and resulting in strong free cash flow generation of € 88.1 million.

As a result, net financial debt dropped to €246.5 million, down 24.0% from 2001, while the net debt/equity ratio fell to 0.8 from 1.3 in 2001.

The results are unaudited and based on US Generally Accepted Accounting Principles (GAAP).

STET Hellas Telecommunications SA	Page 2 of 7	2002 Financial Results

STET HELLAS TELECOMMUNICATIONS SA
BALANCE SHEETS
AS OF DECEMBER 31, 2001 (AUDITED) AND 2002 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,

	2001	2002	2002
	Euro	Euro	U.S. $

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	29,614	35,581	37,306
Accounts receivable, net of allowance for doubtful accounts of €33,185 as of December 31, 2001 And €38,266 as of December 31, 2002	79,842	127,983	134,189
Inventories	4,928	7,715	8,090
Deferred income taxes	7,130	14,931	15,656
Other current assets	7,818	8,522	8,935

Total current assets	129,322	194,732	204,176

OTHER ASSETS:
Other	2,169	2,280	2,390

	2,169	2,280	2,390

PROPERTY, PLANT AND EQUIPMENT
Cost	778,760	878,501	921,108
Less: Accumulated depreciation	(275,014)	(356,702)	(374,002)

	503,746	521,799	547,106

DISTRIBUTION NETWORK — INTANGIBLES
Cost	29,347	29,347	30,770
Less: Accumulated amortization	(8,804)	(11,739)	(12,308)

	20,543	17,608	18,462

CELLULAR LICENSE:
Cost	255,897	257,652	270,148
Less: Accumulated amortization	(43,134)	(49,479)	(51,879)

	212,763	208,173	218,269

TOTAL ASSETS	868,553	944,592	990,403

Exchange rate used for the convenience translation of the December 31, 2002 balances: 1 U.S. $ to € 0.95

STET Hellas Telecommunications SA	Page 3 of 7	2002 Financial Results

STET HELLAS TELECOMMUNICATIONS SA
BALANCE SHEETS
AS OF DECEMBER 31, 2001 (AUDITED) AND 2002 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	December 31,

	2001	2002	2002
	Euro	Euro	U.S. $

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	115,001	159,785	167,532
Short-term borrowings	62,550	—	—
Current maturities of long-term debt	109,115	—	—
Amounts due to related companies	21,317	8,003	8,391
Taxes other than income	2,977	3,969	4,162
Income taxes payable	26,734	40,508	42,473
Deferred revenue	16,424	24,528	25,718
Other current liabilities	12,499	14,581	15,289

Total current liabilities	366,617	251,374	263,565

LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	122,067	222,067	232,837
Long term debt due to related companies	60,000	60,000	62,910
Staff retirement indemnities	933	1,217	1,276
Deferred income taxes	12,310	19,217	20,149
Other long-term liabilities	39,603	37,101	38,900

	234,913	339,602	356,072

COMMITMENTS AND CONTINGENCIES	17,755	35,397	37,114

SHAREHOLDERS’ EQUITY:
Common Stock, Drs 500 par value December 31, 2001 and € 1.52 par value December 31, 2002 (Shares authorized, issued and outstanding 83,193,220 in December 31, 2001 and 2002)	122,074	126,454	132,587
Additional paid-in capital	71,406	71,186	74,638
Retained earnings and statutory reserves	55,788	120,579	126,427

Total shareholders’ equity	249,268	318,219	333,652

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	868,553	944,592	990,403

Exchange rate used for the convenience translation of the December 31, 2002 balances: 1 U.S. $ to € 0.95

STET Hellas Telecommunications SA	Page 4 of 7	2002 Financial Results

STET HELLAS TELECOMMUNICATIONS SA
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 (AUDITED) AND 2002 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Year ended December 31,

	2001	2002	2002
	Euro	Euro	U.S. $

Operating revenues:
Revenues from telecommunication services	504,801	666,453	698,776
Sales of handsets and accessories	18,956	23,878	25,036

Total operating revenues	523,757	690,331	723,812

Cost of sales and services provided:
Cost of services provided	(150,097)	(199,577)	(209,256)
Cost of sales of handsets and accessories	(45,295)	(53,175)	(55,754)

Total cost of sales and services provided	(195,392)	(252,752)	(265,010)

Gross profit	328,365	437,579	458,802
Provision for doubtful accounts	(5,693)	(5,031)	(5,275)
Selling, general and administrative expenses	(234,953)	(298,290)	(312,756)

Operating income	87,719	134,258	140,771

Interest and other financial income/(expense), net:
Interest expense	(16,936)	(15,311)	(16,054)
Interest income	299	235	246
Other financial income/(expense), net	—	605	634

	(16,637)	(14,471)	(15,174)

Income before income taxes	71,082	119,787	125,597
Provision for income taxes	(35,241)	(43,349)	(45,451)

Net income	35,841	76,438	80,146

Net income per share	0.4780	0.9188	0.9634

Weighted average shares outstanding	74,979,847	83,193,220	83,193,220

Exchange rate used for the convenience translation of the December 31, 2002 balances: 1 U.S. $ to € 0.95

STET Hellas Telecommunications SA	Page 5 of 7	2002 Financial Results

STET HELLAS TELECOMMUNICATIONS SA
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2001 (AUDITED) AND 2002 (UNAUDITED)
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Year ended December 31,

	2001	2002	2002
	Euro	Euro	U.S. $

Cash Flows from Operating Activities:
Net income	35,841	76,438	80,146
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,306	96,529	101,210
Deferred income taxes	5,939	(894)	(938)
Provision for staff retirement indemnities	245	283	297
Provision for commitments and contingencies	2,201	17,642	18,498
Provision for doubtful accounts	5,693	5,031	5,275
Changes in operating assets and liabilities:
Accounts receivable	15,678	(53,172)	(55,751)
Inventories	4,457	(2,787)	(2,922)
Other current assets	(2,735)	(704)	(739)
Accounts payable	(26,274)	43,474	45,582
Amounts due to related companies	(5,201)	(13,314)	(13,959)
Taxes other than income	744	992	1,041
Income taxes payable	6,903	13,775	14,443
Deferred revenue and other current liabilities	(1,676)	10,188	10,681
Other non-current assets	2,886	(111)	(117)

Net Cash provided by Operating Activities	133,007	193,370	202,747

Cash Flows from Investing Activities:
Capital expenditures	(132,505)	(105,302)	(110,409)
License acquisition	(129,127)	—	—

Net Cash used in Investing Activities	(261,632)	(105,302)	(110,409)

Cash Flows from Financing Activities:
Proceeds from issuing common stock	86,363	—	—
Net proceeds/(repayments) from short-term borrowings	14,116	(62,550)	(65,584)
Proceeds from long-term debt due to related companies	60,000	—	—
Proceeds from long-term debt	—	100,000	104,850
Repayment of long-term debt	(7,337)	(109,115)	(114,407)
Net movement in capital lease obligations	(2,058)	(2,949)	(3,092)
Payment of dividends	—	(7,487)	(7,850)

Net Cash provided by/(used in) Financing Activities	151,084	(82,101)	(86,083)

Net increase in cash and cash equivalents	22,459	5,967	6,255
Cash and cash equivalents at beginning of year	7,155	29,614	31,051

Cash and cash equivalents at end of year	29,614	35,581	37,306

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for:
- Interest, net of amounts capitalized	16,648	13,006	13,636

- Income taxes	21,780	20,509	21,504

	38,428	33,515	35,140

Exchange rate used for the convenience translation of the December 31, 2002 balances: 1 U.S. $ to € 0.95

STET Hellas Telecommunications SA	Page 6 of 7	2002 Financial Results

STET HELLAS TELECOMMUNICATIONS SA
ANALYSIS OF OPERATING REVENUES AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2001 (AUDITED) AND 2002 (UNAUDITED)
AMOUNTS IN THOUSANDS OF EURO

	Year ended December 31,

	2001	2002

	EUR	EUR
A. OPERATING REVENUES
Monthly service fees	61,316	80,034

Airtime revenues
Outgoing calls	103,930	136,184
Incoming calls from OTE’s fixed line network	152,263	167,932
Incoming calls from other mobile operators’ network	—	64,556
Prepaid airtime cards (including prepaid data and SMS)	121,051	140,269
Roaming revenues from Company’s customers	11,211	12,512
Roaming from customers of international GSM network operators	29,392	30,187
Other	1,468	2,771
Data communications & messages	24,170	32,008

	443,485	586,419

Operating revenues from equipment sales	18,956	23,878

Total operating revenues	523,757	690,331

B. COST OF SALES AND SERVICES PROVIDED
Interconnection charges from OTE	44,748	37,058
Interconnection charges from other mobile operators	—	62,186
Depreciation	61,277	53,881
Roaming charges from international GSM operators	11,536	13,634
Payroll	12,307	12,242
Leased lines	6,258	3,305
Utilities	2,838	4,486
SIM cards	5,371	4,608
Installations’ rentals	5,762	8,177
Total cost services provided	150,097	199,577

Cost of sales of handsets and accessories	45,295	53,175
Total cost of sales & services provided	195,392	252,752

C. SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Commissions to dealers	79,143	102,106
Management fees	14,698	14,021
Advertising expenses	15,576	13,024
Payroll	24,898	30,980
Depreciation & Amortization	27,029	42,648
Repairs & maintenance	25,687	30,182
Consultancy & other 3rd party fees	11,623	11,447
Provision for litigation and claims	2,935	18,603
Utilities	6,614	7,274
Rentals	11,964	11,122
Other	14,786	16,883

Total selling, general & administrative expenses	234,953	298,290

Contact: Investor Relations: Rania Bilalaki +30 210 6158585

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.5 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

STET Hellas Telecommunications SA	Page 7 of 7	2002 Financial Results